September 22, 2020

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission (“SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: T. Rowe Price U.S. Treasury Funds, Inc. (“Registrant”) on behalf of the U.S. Treasury Intermediate Fund and U.S. Treasury Long-Term Fund (collectively, the “Funds”)

File Nos.: 033-30531/811-5860

Dear Mr. Sutcliffe:

The following is in response to your comments provided on September 15, 2020, regarding the Registrant’s post-effective amendment filed with respect to the Funds on July 31, 2020, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Filing”). Your comments on the Filing and our responses are set forth below.

Comment:

We request that you provide a reasonable reproduction of these comments as stated, along with your responses to our comments, and file them as correspondence in EDGAR. If there are any changes made to the prospectus for the U.S. Treasury Intermediate Fund (“Treasury Intermediate Fund”) or U.S. Treasury Long-Term Fund (“Treasury Long Fund”) or statement of additional information (“SAI”) in response to these comments, please file a red-lined version of the prospectuses and SAI in EDGAR along with your responses to these comments. We also request that you respond to our comments at least five business days prior to the date the Filing will go effective automatically. If you are not able to file within this time, we request that you file an amendment to delay effectiveness in order to provide time to resolve all staff comments.

Response:

We are submitting this response letter more than 5 business days before the Filing will go effective automatically on October 1, 2020. In addition, we have included as attachments to this response letter red-lined versions of the prospectuses for both Funds and the SAI.

Comment:

Please provide an explanation as to why the investment objective needs to be changed for the Treasury Long Fund but not the Treasury Intermediate Fund.

Response:

The Treasury Long Fund currently has an investment objective to seek the highest level of income consistent with maximum credit protection, whereas the Treasury Intermediate Fund currently has an investment objective to seek a high level of income consistent with maximum credit protection and moderate fluctuation in principal. Both Funds will continue to emphasize credit protection through their investments in securities that are backed by the full faith and credit of the U.S. government. However, to better align the investment objective of the Treasury Long Fund with its new index strategy, the adviser recommended and the Fund’s Board of Directors agreed, that it was appropriate to change the investment objective to seek to provide “high income” instead of “the highest level of income.” The investment objective for the Treasury Intermediate Fund already refers to a high level of income, which is consistent with the new investment objective for the Treasury Long Fund and with the investment objectives of competitors’ U.S. Treasury index funds. The adviser recommended and the Fund’s Board of Directors agreed that no changes were necessary to the Treasury Intermediate Fund’s investment objective.

Comment:

Are the new fees for the Funds reflective of the change in investment strategy?

Response:

Yes; the reduced management fees and lower total expense ratios are reflective of the fees and expenses of similar Treasury index funds.

Comment:

The Principal Investment Strategies for the Treasury Intermediate Fund indicate that the Fund seeks to track the investment returns of the Bloomberg Barclays U.S. 4-10 Year Treasury Bond Index. We did a search for this particular index but were unable to find information on it. Are there any other mutual funds or ETFs that are tracking this index? Is the Treasury Intermediate Fund the only fund using it? If so, provide the methodology for the index so the staff can review the index.

Response:

We have entered into a licensing agreement with Bloomberg Barclays to administer the Bloomberg Barclays U.S. 4-10 Year Treasury Bond Index for use by the Treasury Intermediate Fund, which involves constructing the index and providing applicable feeds of index data into our compliance monitoring and other systems. We have not negotiated for exclusive use of this particular index, although we are not aware of any other index mutual funds or ETFs that are currently tracking this index. However, the index is essentially the same index as the Bloomberg Barclays U.S. 3-10 Year Treasury Bond Index and Bloomberg Barclays U.S. 5-10 Year Treasury Bond Index, which are tracked by some Treasury intermediate index funds, with the only difference being that eligible securities in the index tracked by the Fund must have remaining maturities between four and ten years, as opposed to between three and ten years or between five and ten years. While Bloomberg Barclays does not publish a fact sheet specific to the Bloomberg Barclays U.S. 4-10 Year Treasury Bond Index (Index ID 6703) on a publicly available website, they have confirmed that the index methodology, rebalancing, and inclusion eligibility are identical to other U.S. Treasury indexes that they administer. As a result, they recommend referring to the fact sheet for US Treasury Index {LUATTRUU Index} with the additional condition on maturity (i.e., eligible bonds must have maturities of greater than 4 years and less than 10 years).

Comment:

Supplementally confirm to the staff what percentage of each Fund’s portfolio is expected to change as a result of the change in name and investment strategy.

Response:

Immediate changes to the Funds’ portfolios as a result of the name and strategy changes are expected to be minimal. However, changes to the portfolio will naturally begin to occur based on changes in the index composition and maintaining an investment and risk profile similar to the index.

Comment:

Since the Funds are becoming index funds, please provide the following information relating to the index in the Principal Investment Strategies for each Fund: the index weighting methodology; the index’s rebalancing and reconstitution process, including the frequency thereof, explaining how and when the index changes; and the number of index components (a range is acceptable).

Response:

We intend to add the following disclosure to the Principal Investment Strategies in section 1 of the Treasury Intermediate Fund’s prospectus:

To be eligible for inclusion in the index, a security must be an obligation of the U.S. Treasury, rated investment-grade, have a fixed rate coupon or zero coupon with at least $250 million or more of outstanding face value, and have greater than four years and less than ten years remaining to maturity. The index is market value weighted and the securities represented in the index are updated on the last business day of each month. The composition of the index is rebalanced at each month-end and represents the fixed set of securities on which index returns are calculated for the next month. As of August 31, 2020, there were 86 securities in the index.

We intend to add the following disclosure to the Principal Investment Strategies in section 1 of the Treasury Long Fund’s prospectus:

To be eligible for inclusion in the index, a security must be an obligation of the U.S. Treasury, rated investment-grade, have a fixed rate coupon or zero coupon with at least $250 million or more of outstanding face value, and have 10 years or more remaining to maturity. The index is market value weighted and the securities represented in the index are updated on the last business day of each month. The composition of the index is rebalanced at each month-end and represents the fixed set of securities on which index returns are calculated for the next month. As of August 31, 2020, there were 53 securities in the index.

Comment:

For each Fund, the second paragraph under Principal Investment Strategies references duration as a characteristic that is maintained similarly to the index. Although the disclosure in response to Item 9 of Form N-1A explains duration, the disclosure in response to Item 4 of Form N-1A should also briefly explain the concept of duration and provide an example.

Response:

We intend to add the following disclosure to the Principal Investment Strategies in section 1 of each Fund’s prospectus:

Duration, which is expressed in years, is a calculation that attempts to measure the price sensitivity of a bond or a bond fund to changes in interest rates. For example, the price of a bond fund with a duration of three years would be expected to fall approximately 3% if interest rates rose by one percentage point. A bond fund with a longer duration should be more sensitive to changes in interest rates than a bond fund with a shorter duration.

Comment:

We note that the Principal Investment Strategies indicate that the Funds buy and sell U.S. Treasury futures. How do the Funds calculate the positions in U.S. Treasury futures for purposes of meeting the 80% name test? This should be clarified briefly in the Principal Investment Strategies.

Response:

The Funds use market value when including U.S. Treasury futures for purposes of the Funds’ 80% name tests. For futures specifically, market value represents the unrealized gain/loss of a position. Therefore, a U.S. Treasury future position will impact compliance with the Fund’s 80% investment policy based on whether the position has a positive or negative market value and whether the Fund is long or short the futures contract. We intend to add the following disclosure to the Principal Investment Strategies in section 1 of each Fund’s prospectus:

Investments in U.S. Treasury futures will be counted toward the fund’s 80% investment policies based on their market value.

Comment:

Although an expected weighted average maturity range is disclosed, the Principal Investment Strategies should also set forth the current (or a recent) weighted average maturity of the Fund’s portfolio.

Response:

We will disclose the weighted average maturity of each Fund as of August 31, 2020 (5.38 years for the Treasury Intermediate Fund and 21.35 years for the Treasury Long Fund).

Comment:

We note that the Treasury Intermediate Fund had a portfolio turnover rate of 167.9% for its most recent fiscal year and the Treasury Long Fund had a portfolio turnover rate of 157.0% for its most recent fiscal year. You should include high portfolio turnover as a principal risk or explain why one is not needed.

Response:

We will include a principal risk related to high portfolio turnover.

Comment:

On page 5, the bar chart showing calendar year returns for each Fund shows the current Fund name. When do you plan to change the name of the Fund in the chart to reflect the new name that will become effective on October 1, 2020?

Response:

In our next filing to become effective on October 1, 2020, each Fund’s new name will appear above the bar chart showing calendar year returns.

Comment:

On page 9 of the Treasury Long Fund prospectus, there is a discussion of an expense limitation applicable to the Fund’s I Class. With regard to fee reimbursement and recoupment, supplementally explain to the staff why similar language does not appear as a footnote to the fee table.

Response:

The Fund’s I Class is currently operating below its applicable operating expense limitation and operated below the limitation throughout its prior fiscal year. In addition, for the fiscal year ended May 31, 2020, there were no reimbursements of previously waived I Class operating expenses and at May 31, 2020, there were no amounts subject to repayment by the Fund. Consistent with previous staff guidance to us on other filings, we should not include the expense limitation as a fee table footnote because it does not represent an expense reimbursement or fee waiver arrangement that will impact the Fund's operating expenses.

Comment:

On page 9, the disclosure states that the investment objective is a fundamental policy and shareholder approval is required to substantially change it. Please justify the use of “substantially” in the disclosure. Section 13(a)(3) of the Investment Company Act of 1940, as amended (“1940 Act”) states that no registered investment company shall, unless authorized by the vote of a majority of its outstanding voting securities, deviate from any investment policy which is changeable only if authorized by shareholder vote.

Response:

Item 9(a) of Form N-1A requires a fund to state the objective and, if applicable, state that the objective may be changed without shareholder approval. Since the Funds’ investment objective is fundamental and requires shareholder approval to change, we intend to remove this disclosure that appears immediately following the investment objective in section 2 of the prospectuses. We note that the SAI also contains similar disclosure, which states: “Each fund’s investment objective is considered a fundamental policy. As a result, shareholder approval is required to substantively change fund objectives." Because Item 16(c)(vii) of Form N-1A requires this type of disclosure in the SAI, we plan to keep this disclosure but remove the term “substantively.”

Comment:

On page 10, there is a general discussion of index investing that indicates since fewer resources are devoted to researching stocks or bonds, portfolio turnover (the buying and selling of securities) for index funds tends to be low. You should modify this disclosure or add a note to clarify this is not true for these Funds.

Response:

We intend to remove the phrase indicating that portfolio turnover for index funds tends to be low.

Comment:

The Financial Highlights tables indicate portfolio turnover rates that are much higher for the previous fiscal year. Supplementally explain to the staff why the portfolio turnover rate has spiked so high for the fiscal year ended 5/31/20 for both the Treasury Intermediate Fund and Treasury Long Fund.

Response:

The increased portfolio turnover for the prior fiscal year was due primarily to heavy net flow activity. Although the Funds have historically experienced lower portfolio turnover than other funds in their peer group, most U.S. Treasury funds experienced significant, irregular inflows and outflows earlier this year, particularly during the market volatility in March through May.

Comment:

The Statement of Additional Information lists the various fundamental polices for the T. Rowe Price funds. On page 361, policy 4(a) addresses certain funds’ policy on industry concentration and refers to companies “in the same industry.” Item 16(c)(iv) of Form N-1A refers to concentration in an “industry or group of industries.” Please review and as appropriate add “or group of industries.”

Response:

We do not intend to make any changes to this disclosure as we believe that the industry concentration policies as set forth in the SAI are consistent with Section 8(b)(1)(E) of the 1940 Act, and Instruction 4 to Item 9(b)(1) and Item 16(c)(iv) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. None of the funds listed in policy 4(a) have a policy to concentrate their investments in any particular industry or group of industries. Rather, each fund’s policy with respect to industry concentration, as disclosed in the SAI, states that the funds will not concentrate their investments in “any one industry.” Neither Section 8(b)(1)(E) of the 1940 Act, nor Instruction 4 to Item 9(b)(1) and Item 16(c)(iv) of Form N-1A, require the funds to disclose a policy not to concentrate their investments with respect to both industries and groups of industries. We submit that the use of the term “or” in this context indicates that a fund must have a concentration policy with respect to particular industries or groups of industries. In addition, our research indicates that the industry concentration policies for the T. Rowe Price Funds are consistent with industry concentration policies of other fund complexes. Further, defining “groups of industries” for a non-concentrated fund would be extremely challenging because there are so many different combinations of industries that would need to be monitored.

Finally, revising a fund’s industry concentration policy to include “group of industries” would materially impact the fund’s policy. In accordance with Section 8(b)(1)(E) of the 1940 Act, a fund’s industry concentration policy is considered fundamental, meaning that it cannot be changed without shareholder approval. As such, this change would not be permissible without first obtaining shareholder approval.

Comment:

The Statement of Additional Information lists the various operating polices for the T. Rowe Price funds. On page 367, policy 13(o) addresses the Funds’ limit on stripped mortgage securities. The policy should be updated to reflect the Funds’ name changes.

Response:

Our next filing will reflect the Funds’ new names.

* * *

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646 or, in my absence, Fran Pollack-Matz at 410-345-6601.

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.